11021399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 26346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs & Partners Australia Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street, 4th Floor
(No. and Street)

New York (City) NY (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alison Suessbrick 1-212-855-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alison K. Suessbrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Sachs & Partners Australia Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE PRICE
Commissioner of Deeds
City of New York No. 5-1117
Certificate Filed in Richmond County
Commission Expires ~~August~~ 1, 2012

Notary Public

Signature

Director/CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldman Sachs & Partners Australia Inc.

(A wholly owned subsidiary of
Goldman Sachs & Partners Australia Group Holdings Pty. Ltd.)

Statement of Financial Condition

December 31, 2010

Goldman Sachs & Partners Australia Inc.
(A wholly owned subsidiary of Goldman Sachs & Partners Australia Group Holdings Pty. Ltd.)
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of Goldman Sachs & Partners Australia Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs & Partners Australia Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 1 and 3 to this financial statement, the Company has extensive transactions and relationships with related parties.

PricewaterhouseCoopers LLP

February 17, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Goldman Sachs & Partners Australia Inc.

(A wholly owned subsidiary of Goldman Sachs & Partners Australia Group Holdings Pty. Ltd.)

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 3,547,596
Loan receivable from Parent	15,000,205
Receivable from affiliate	478,439
Deferred income taxes	479,924
Other assets	701,010
Total assets	$ 20,207,174
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 226,981
Accrued expenses and other liabilities	1,490,911
Total liabilities	1,717,892
Commitments and contingencies (Note 6)	
Stockholder's equity	
Common stock ($50 par value, authorized 1,000 shares, 760 shares issued and outstanding)	38,000
Additional paid-in capital	6,702,000
Retained earnings	11,749,282
Total stockholder's equity	18,489,282
Total liabilities and stockholder's equity	$ 20,207,174

1. Description of Business

Goldman Sachs & Partners Australia Inc. (the "Company") is a wholly owned subsidiary of Goldman Sachs & Partners Australia Group Holdings Pty. Ltd. of Melbourne, Australia (the "Parent") and legally changed its name from Goldman Sachs JBWere Inc. on August 2, 2010. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's principal business activity is brokering Australian and New Zealand securities for its U.S. customers with affiliated broker-dealers in Australia and New Zealand. Goldman, Sachs & Co. (GS&Co.), an affiliated company, brokers Australian and New Zealand securities trades with its U.S. based clients on behalf of the Company, for which the Company receives a commission. Goldman Sachs & Partners Australia Pty Ltd, an Australian affiliate, executes and clears all of the above mentioned Australian securities transactions on behalf of the Company. Goldman Sachs & Partners Australia (NZ) Ltd., a New Zealand affiliate, executes and clears all of the above mentioned New Zealand securities transactions on behalf of the Company. The Company also acts as a broker in American Depository Receipts.

2. Summary of Significant Accounting Policies

Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as all highly liquid instruments with original maturities of three months or less at the time of purchase. At December 31, 2010, cash and cash equivalents, as reported on the Statement of Financial Condition represent cash held at a major U.S. financial institution. Given this concentration, the Company may be exposed to certain credit risk.

Income Taxes

Income taxes are provided for using the asset and liability method. Any net loss carryover will result in a deferred tax asset, which will be available for offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

The Company has adopted the guidance on accounting for uncertainty in income taxes. This guidance requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. As the Company has no tax positions at December 31, 2010 and is not under taxing authority examination, there is no effect on the Company's financial condition.

Accrued Expenses and Other Liabilities
As of December 31, 2010, accrued expenses and other liabilities included $1,362,029 relating to employee compensation and $128,882 primarily relating to professional service fees rendered to the Company.

3. Related Party Transactions

The Company executes and clears all Australian and New Zealand securities transactions through Goldman Sachs & Partners Australia Ltd., an Australian affiliate, and Goldman Sachs & Partners Australia (NZ) Ltd., a New Zealand affiliate, respectively. The Company pays the affiliates an intercompany execution and clearing fee for the cost of providing such services. This fee is calculated based upon a percentage of the commissions earned by the Company for brokering Australian and New Zealand securities transactions and totaled $3,904,768 for the year ended December 31, 2010. Receivable from affiliate included on the Statement of Financial Condition at December 31, 2010 represents commissions receivable earned by the Company for brokering these transactions on behalf of GS&Co. which is net against the payable to GS&Co. for overhead charges. Payable to affiliates included on the Statement of Financial Condition at December 31, 2010 represents execution and clearing fees payable to affiliates.

At December 31, 2010, the Company had an outstanding loan of $15,000,000 bearing an interest rate of 0.25% to the Parent. The loan, which had an initial maturity of January 15, 2010, has been extended and any accrued interest is paid monthly. As of December 31, 2010, the loan receivable from Parent includes accrued interest of $205 on the Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As set forth in SEC Rule 15c3-1, a broker-dealer may elect to compute its net capital requirements under the alternative method. Under this method, a broker-dealer is required to maintain minimum net capital equal to the greater of $250,000 or 2% aggregate debit balances included in the reserve formula. At December 31, 2010, the Company had net capital of $1,809,704, which is $1,559,704 in excess of its required net capital of $250,000.

5. Income Taxes

As of December 31, 2010, the Company recorded a deferred tax asset of $479,294, which is primarily attributable to the vacation payable accrual and a net operating losses. Management believes it is more likely than not that the deferred tax asset will be realized.

6. Commitments and Contingencies

The Company clears all of its securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liability with regard to the right. Additionally, the Company paid no amounts to the clearing broker related to these guarantees during the year.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

7. Fair Value Measurement

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company is required to disclose the fair value of certain financial instruments as defined by GAAP such as cash and cash and equivalents and loan receivable from parent, including those that are not carried at fair value and are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate fair value.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

9. Retirement Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan"). Employees become eligible for the Plan upon completion of one year of service and reaching the age of twenty-one. Employees may contribute up to 12% of their annual salary to the Plan. The Company will match 50% of the employees' contributions up to 5% of their annual salary. Plan participants become fully vested in the Company's matching contribution after five years of service. For the year ended December 31, 2010, the Company contributed $9,099 to the Plan.

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this Statement of Financial Condition through February 17, 2011.